Sub-Item 77E: Legal Proceedings

Five putative multi-state class actions were filed in October 2004 and consolidated into one case, In re Hartford Mutual Funds Fee Litigation, pending before the United States District Court for the District of Connecticut, in which the plaintiffs made a wide range of allegations against The Hartford and other defendants relating, among other things, to fees charged to investors in certain of The Hartford Retail Mutual Funds.  Following a motion by the defendants to dismiss the case, but before the court had yet ruled on the motion, the plaintiffs sought the court's permission to file a second amended complaint.  In February 2007, the court granted the plaintiffs leave to amend.  In the second amended complaint, the plaintiffs allege, among other things, that investors in the Hartford Advisers Fund, Hartford Capital Appreciation Fund, Hartford Dividend and Growth Fund, Hartford MidCap Fund, and Hartford Stock Fund were charged excessive fees during the period from February 27, 2003 through February 27, 2004.  The defendants, which include The Hartford Financial Services Group, Inc., Hartford Investment Financial Services, LLC, Wellington Management Company, LLC, Hartford Investment Management Company, Hartford Securities Distribution Company, Inc., and PLANCO Financial Services Inc., intend to move to dismiss the second amended complaint.  This litigation is not expected to result in a material adverse effect on the funds.